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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
                                (Name of Issuer)

                          COMMON STOCK $.20 PAR VALUE
                         (Title of Class of Securities)

                                  382410 10 8
                                 (CUSIP Number)

                                Leo E. Bromberg
                              280 S. Beverly Drive
                                   Suite 401
                        Beverly Hills, California 90212
                                 (310) 273-2296

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 15, 1995

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

   Check the following box if a fee is being paid with this statement:  /x/.
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CUSIP No. 382410 10 8

1.       Name of Reporting Persons and IRS or SS Identification Number:
         (a)   Leo E. Bromberg
2.       Check the Appropriate Box if a Member of a Group:
         (a)   N/A
         (b)   N/A
3.       SEC Use Only
4.       Citizenship or Place of Organization:
         (a)   United States
         Number of Shares Beneficially Owned by Each Reporting Person With:
5.       Sole Voting Power
         3,218,786*
6.       Shared Voting Power
         0
7.       Sole Dispositive Power
         3,218,786*
8.       Shared Dispositive Power
         0
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         3,218,786*
10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares
         No
11.      Percent of Class Represented by Amount in Row 9
         7.7%
12.      Type of Reporting Person
         IN

* Includes 2,260,667 of shares beneficially owned by Leo E. Bromberg in trust. Mr. Bromberg exercises sole voting and investment control over the shares owned by such trust. Also includes 5,455 shares held in a limited partnership, the sole general partner of which is a corporation in which Mr. Bromberg is the sole shareholder.





                               Page 2 of 6 Pages
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Item 1(a)    Name of Issuer:
             Goodrich Petroleum Corporation
Item 1(b)    Address of Issuer's principal executive offices:
             5847 San Felipe, Suite 700
             Houston, TX 77057
Item 2(a)    Name of person filing:
             Leo E. Bromberg
Item 2(b)    Address of principal business office or, if none, residence:
             280 S. Beverly Drive
             Suite 401
             Beverly Hills, California 90212
Item 2(c)    Citizenship:
             United States
Item 2(d)    Title of class of securities:
             Common Stock, $.20 par value
Item 2(e)    CUSIP Number:   382410 10 8
Item 3            Not Applicable
Item 4            Ownership:
             (a)  Amount beneficially owned:
                  3,218,786*
             (b)  Percent of class:
                  7.7%
             (c)  Number of shares as to which such person has:
                  (i)     sole power to vote or to direct the vote -
                          3,218,786*
                 (ii)     shared power to vote or to direct the vote -
                          0
                (iii)     sole power to dispose or to direct the  disposition
                          of -
                          3,218,786*
                 (iv)     shared power to dispose or to direct the disposition
                          of -
                          0
Items 5-10   Not Applicable

* Includes 2,260,667 of shares beneficially owned by Leo E. Bromberg are held by a trust. Mr. Bromberg exercises sole voting and investment control over the shares owned by such trust. Also includes 5,455 shares held in a limited partnership, the sole general partner of which is a corporation in which Mr. Bromberg is the sole shareholder.





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                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:           February 9, 1996


  /s/ Leo E. Bromberg
---------------------------------
Leo E. Bromberg


                              Page 4 of 6 Pages